UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

In August and September 2021, Sanofi issued the press releases attached hereto as Exhibits 99.1 and 99.2 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated September 9, 2021: Sanofi provides update on Phase 3 study evaluating rilzabrutinib for the treatment of pemphigus

Exhibit 99.2	Press release dated August 30, 2021: Dupixent® (dupilumab) pivotal trial meets all primary and secondary endpoints becoming first biologic medicine to significantly reduce signs and symptoms of moderate-to-severe atopic dermatitis in children as young as 6 months

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated September 9, 2021: Sanofi provides update on Phase 3 study evaluating rilzabrutinib for the treatment of pemphigus

Exhibit 99.2	Press release dated August 30, 2021: Dupixent® (dupilumab) pivotal trial meets all primary and secondary endpoints becoming first biologic medicine to significantly reduce signs and symptoms of moderate-to-severe atopic dermatitis in children as young as 6 months

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 10, 2021		SANOFI

	By	/s/ Alexandra Roger
Name: Alexandra Roger
Title: Head of Securities Law and Capital Markets

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